As filed with the Securities and Exchange Commission on April 8, 2003

Registration No. 33-26023

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

_______________________

POST EFFECTIVE AMENDMENT NO. 2 TO THE

FORM F-6
REGISTRATION STATEMENT
under
THE SECURITIES ACT OF 1933
For Depositary Shares Evidenced by American Depositary Receipts

of

AUSTRALIA AND NEW ZEALAND BANKING GROUP LIMITED

(A.C.N. 005 357 522)
(Exact name of issuer of deposited securities as specified in its charter)
N/A
(Translation of issuer's name into English)
VICTORIA, AUSTRALIA
(Jurisdiction of incorporation or organization of issuer)

THE BANK OF NEW YORK
(Exact name of depositary as specified in its charter)
One Wall Street New York, N.Y.  10286
(212) 495-1727
(Address, including zip code, and telephone number, including area code, of depositary's principal executive offices)

_______________________

Timothy F. Keaney

The Bank of New York
101 Barclay Street, 22nd Floor

New York, New York, 10286

(212) 815-2129

 (Address, including zip code, and telephone number, including area code, of agent for service)

Copies to:
Peter B. Tisne, Esq.
Emmet, Marvin & Martin, LLP
120 Broadway
New York, New York  10271
(212) 238-3010

For Further Information Contact:

Timothy F. Keaney
The Bank of New York
ADR Department
101 Barclay Street, 22nd Floor

New York, New York, 10286

(212) 815-2129

It is proposed that this filing become effective under Rule 466
[ ] immediately upon filing
[ ] on ( Date ) at ( Time ).
If a separate registration statement has been filed to register the deposited shares, check the following box.  [ ]

_______________________

The prospectus consists of the proposed revised form of American Depositary Receipt included as Exhibit A to the form of Amended and Restated Deposit Agreement filed as Exhibit 1 to this Post-Effective Amendment No. 2 to the Registration Statement which is incorporated herein by reference.

PART I

INFORMATION REQUIRED IN PROSPECTUS

Item - 1.

Description of Securities to be Registered

Cross Reference Sheet

Item Number and Caption	Location in Form of Receipt Filed Herewith as Prospectus
1. Name and address of depositary	Introductory Article
2. Title of American Depositary Receipts and identity of deposited securities	Face of Receipt, top center
Terms of Deposit:
(i) The amount of deposited securities represented by one unit of American Depositary Receipts	Face of Receipt, upper right corner
(ii) The procedure for voting, if any, the deposited securities	Articles number 15, 16 and 18
(iii) The collection and distribution of dividends	Articles number 4, 12, 13, 15 and 18
(iv) The transmission of notices, reports and proxy soliciting material	Articles number 11, 15, 16 and 18
(v) The sale or exercise of rights	Articles number 13, 14, 15 and 18
(vi) The deposit or sale of securities resulting from dividends, splits or plans of reorganization	Articles number 12, 13, 15, 17 and 18
(vii) Amendment, extension or termination of the deposit agreement	Articles number 20 and 21
(viii) Rights of holders of Receipts to inspect the transfer books of the depositary and the list of holders of Receipts	Article number 11
(ix) Restrictions upon the right to deposit or withdraw the underlying securities	Articles number 2, 3, 4, 5, 6, 8 and 22
(x) Limitation upon the liability of the depositary	Articles number 14, 18, 19 and 21
3. Fees and Charges	Articles number 7 and 8

Item - 2.

Available Information

Public reports furnished by issuer	Article number 11

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item - 3.

Exhibits

a.

Form of Amended and Restated Deposit Agreement dated as of December 9, 1988, as amended and restated as of December 6, 1994, as further amended and restated as of ________, 2003, among Australia and New Zealand Banking Group Limited, The Bank of New York as Depositary, and all Owners from time to time of American Depositary Receipts issued thereunder. - Filed herewith as Exhibit 1.

b.

Form of Letter agreement among Australia and New Zealand Banking Group Limited and The Bank of New York relating to pre-release activities.  Filed herewith as Exhibit 2.

c.

Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. - See (a) above.

d.

Opinion of Emmet, Marvin & Martin, LLP, counsel for the Depositary, as to legality of the securities to be registered. - Previously Filed.

e.

Certification under Rule 466. - Not Applicable.

Item - 4.

Undertakings

Previously Filed.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Post-Effective Amendment No. 2 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, March 28, 2003.

Legal entity created by the agreement for the issuance of American Depositary Receipts for Ordinary Shares, par value A$1.00 each, of Australia and New Zealand Banking Group Limited.

By:

The Bank of New York,
 As Depositary

By:  /s/ VINCENT J. CAHILL, JR.

Name: Vincent J. Cahill, Jr.

Title: Vice President

Pursuant to the requirements of the Securities Act of 1933, Australia and New Zealand Banking Group Limited has caused this Post-Effective Amendment No. 2 to the Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized, in the City of Melbourne, Australia on March 28, 2003.

Australia and New Zealand Banking Group Limited

By:  /s/ PETER MARRIOTT
Name: Peter Marriott
Title: Chief Financial Officer

Pursuant to the requirements of the Securities Act of 1933, this Post-Effective Amendment No. 2 to the Registration Statement has been signed by the following persons in the capacities and on March 28, 2003.

/s/ C.B. GOODE Mr. C.B. Goode Chairman and Director	_____________________ Dr. R.S. Deane Director
/s/ J. MCFARLANE Mr. J. McFarlane Chief Executive Officer (Principal Executive Officer) and Director	_____________________ Mr. D.M. Gonski Director
/s/ J.C. DAHLSEN Mr. J.C. Dahlsen Director	/s/ P. MARRIOTT Mr. P. Marriott Chief Financial Officer (Principal Financial Officer)
/s/ B.W. SCOTT Dr. B.W. Scott Director	/s/ J. DOWNES Ms. J. Downes Head of Finance and Business Information Centre (Principal Accounting Officer)
/s/ J.K. ELLIS Mr. J.K. Ellis Director	/s/ ROY MARSDEN Name: Roy Marsden Authorized U.S. Representative
/s/ M.A. JACKSON Ms. M.A. Jackson Director

INDEX TO EXHIBITS

Exhibit Letter	Exhibit
1

Form of Amended and Restated Deposit Agreement dated as of December 9, 1988, as amended and restated as of December 6, 1994, as further amended and restated as of ________, 2003, among Australia and New Zealand Banking Group Limited, The Bank of New York as Depositary, and all Owners from time to time of American Depositary Receipts issued thereunder.

2	Form of Letter agreement among Australia and New Zealand Banking Group Limited and The Bank of New York relating to pre-release activities.
4	Previously filed.